UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

January 10, 2011

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

January 10, 2011	By:	/s/ Andrew D. Grasby
		Name:	Andrew D. Grasby
		Title:	Vice President, General Counsel & Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	LONG TERM INCENTIVE PLAN DATED JANUARY 1, 2011
99.2	DEFERRED ENTITLEMENT SHARE PLAN EFFECTIVE JANUARY 1, 2011
99.3	COMMON SHARE RIGHTS INCENTIVE PLAN EFFECTIVE JANUARY 1, 2011
99.4	AMENDED AND RESTATED CREDIT AGREEMENT DATED JANUARY 1, 2011 (REDACTED)
99.5	CONFIRMATION AND ASSUMPTION OF NOTE PURCHASE AGREEMENT DATED JANUARY 1, 2011
99.6	CONFIRMATION AND ASSUMPTION OF NOTE PURCHASE AGREEMENT DATED JANUARY 1, 2011
99.7	CONFIRMATION AND ASSUMPTION OF NOTE PURCHASE AGREEMENT DATED JANUARY 1, 2011
99.8	CONFIRMATION AND ASSUMPTION OF NOTE PURCHASE AGREEMENT DATED JANUARY 1, 2011
99.9	CONFIRMATION AND ASSUMPTION OF NOTE PURCHASE AGREEMENT DATED JANUARY 1, 2011
99.10	MATERIAL CHANGE REPORT DATED JANUARY 10, 2011